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                                                                      EXHIBIT 64

DATE:     June 11, 1999

TO:       RSC Employees

FROM:     David B. Harrington

SUBJECT:  Supplemental Severance Pay Plan


The new Supplemental Severance Pay Plan (the "Plan") provides eligible employees with severance benefits in the event an employee's employment with RSC is terminated involuntarily, or terminated voluntarily for "Good Reason", within 12 months after a "Change in Control."

Scope:
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The Plan applies to all regular, full-time employees, except for those employees described below. A regular, full-time employee is an employee who is regularly scheduled to work at least 32 hours per week. The Plan does not apply to part-time, temporary or seasonal employees, employees covered under a collective bargaining agreement (unless the agreement provides for Plan participation), employees with an employment agreement or individual severance agreement (other than the standard RSC employment offer), or certain key employees.

An employee who resigns other than for "Good Reason", or is terminated for "Cause", or whose employment terminates as a result of disability or death, will not be eligible for severance benefits under the Plan.

Severance Benefits:
------------------

An eligible employee who is involuntarily terminated, or who resigns for "Good Reason", within 12 months after a Change in Control will receive additional severance pay benefits equal to six (6) weeks base salary in the form of a lump sum payment.

Also, an eligible employee who is involuntarily terminated, or who resigns for "Good Reason", within 12 months after a Change in Control will receive continued medical and dental insurance benefits, if the employee is then enrolled in RSC's medical and dental insurance benefits plans. The employee's medical and dental insurance benefits will be continued on the terms then in effect until six (6) weeks following the end of the month in which the employee's employment terminates. Thereafter, the employee may choose to continue medical and dental insurance benefits at his or her expense through COBRA.

Duration:
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The Plan is effective May 20, 1999. The Company reserves the right to amend or terminate the Plan at any time. If a Change in Control occurs, any subsequent amendment or termination will

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not adversely affect the rights of an employee who is eligible under the terms of the Plan in effect immediately prior to the Change in Control.

Definition of Terms:
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No severance benefits will be paid under the Plan unless there has been a
"Change in Control." A "Change in Control" generally includes the acquisition of 50% or more of RSC's common stock by a person or group of persons, certain mergers, consolidations or other corporate transactions involving RSC, a liquidation of RSC, or certain changes in RSC's Board of Directors.

"Cause" means an employee's conviction of certain crimes, or intentional or willful material damage to RSC's business or properties.

"Good Reason" means a reduction in the employee's aggregate annual base salary and annual incentive compensation opportunities by more than 10%, or a change in the employee's principal work location of more than 30 miles from the employee's principal work location immediately prior to the Change in Control.

Plan Document:
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This is ONLY a summary and is subject in all respects to the full text of the
Plan document. The definitions and other provisions described in this summary are set forth in detail in the Plan document. You will be sent a Summary Plan Description that will describe the Plan's terms in more detail by June 30, 1999.